NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

July 16, 2010

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

U.S. Dataworks, Inc.

Common Stock, $0.0001 Par Value

Commission File Number – 001-15385

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(i) of the NYSE Amex LLC Company Guide (the “Company Guide”) which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in two out of its three most recent fiscal years;

(b)

Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three out of its four most recent fiscal years;

(c)

Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years; and

(d)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security selling for a substantial period of time at a low price per share.

2.

The Common Stock (the “Common Stock”) of U.S. Dataworks, Inc. (the “Company” or “USD”) does not qualify for continued listing for the following reasons:

(a)

The Company has reported income/(losses) as follows:

Fiscal Year       Income/(Loss) from Continuing Operations      Net Income/(Loss)

2009

$717,000

($1,984,000)

2008

($12,686,000)

($11,675,000)

2007

($2,965,000)

($3,306,000)

2006

($409,000)

($818,000)

2005

($4,955,000)

($6,459,000)

(b)

At March 31, 2010, the Company reported stockholders’ equity of $1,861,852.

(c)

Since April 28, 2010, the Company’s common stock has not closed above $0.25 per share.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On July 23, 2008, the Company was notified by the Exchange that following a review of its Form 10-K for the year ended March 31, 2009, USD was not in compliance with Sections1003(a)(ii) and 1003(a)(iii) of the Company Guide.  In accordance with Section 1009 of the Company Guide, USD was given the opportunity to submit a business plan by August 22, 2008, outlining its plan to regain compliance with the Exchange’s continued listing standards.

(b)

On August 15, 2008 the Company requested a one week extension to submit its plan of compliance. The Company was granted an extension until August 28, 2008 to submit its compliance plan.

(c)

On August 27, 2008, USD submitted its plan to regain compliance to the Exchange (the “Plan”).

(d)

On October 9, 2008, the Exchange notified USD that it had accepted the Plan and granted the Company an extension until January 22, 2010 to regain compliance with Section 1003(a)(ii) of the Company Guide (the “Plan Period”).

(e)

On March 24, 2009 the Exchange notified the Company that, following a review of the Company’s Form 10-Q for the period ended December 31, 2008, USD did not meet an additional continued listing standard of the Exchange as set forth in Part 10 of the Company Guide.  Specifically, the Company was not in compliance with Section 1003(a)(i). The Company was given the opportunity to supplement its original plan of compliance by April 24, 2010. The Company choose not to supplement the Plan.

(f)

At the end of the Plan Period, January 22, 2010, USD had failed to regain compliance with the Exchange’s continued listing standards.  Consequently, via correspondence dated February 23, 2010 Staff notified USD that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”). The Staff determination also notified the Company that it had triggered an additional deficiency. Based on the low selling price of the Company’s common stock, Staff notified USD of its non-compliance with Section 1003(f)(v) of the Company Guide.  The Exchange’s letter dated January 23, 2010 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by March 2, 2010.

(g)

On February 26, 2010, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.

(h)

On April 13, 2010, a hearing, at which the Company’s representatives were present, was conducted before the Panel.  By letter dated April 26, 2010, the Exchange notified USD of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on the Exchange and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(i)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Charles E. Ramey, Chief Executive Officer or U.S. Dataworks, Inc.

/s/

Janice O’Neill

Sr. Vice President

Corporate Compliance Department

NYSE Amex LLC